

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2022

Gabriel Bruno
Chief Financial Officer
Lincoln Electric Holdings Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117

> **Re: Lincoln Electric Holdings Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed February 18, 2022**
> **File No. 000-01402**

Dear Gabriel Bruno:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation